Exhibit 99.4

EXHIBIT D

Alpha Energy, Inc.

NOMINATION AND
GOVERNANCE COMMITTEE
CHARTER

NOMINATION AND GOVERNANCE COMMITTEE CHARTER

1.	Purpose

The Nomination and Governance Committee (the “Committee”) shall oversee, review, and make periodic recommendations concerning the Company’s corporate governance policies, and shall recommend candidates for election to the Company’s Board of Directors (the “Board”).

2.	Composition of the Committee

The Committee shall be comprised of not less than three directors each of whom shall be an “independent director” as required by the rules of The Nasdaq Stock Market, Inc. (“NASDAQ”) and applicable state and federal law, including the rules and regulations of the Securities and Exchange Commission (“SEC”). The Board shall appoint the members and the Chairman of the Committee on the recommendation of the Committee. Membership on the Committee shall rotate at the Board’s discretion. The Board shall fill any vacancies on the Committee and may remove a Committee member from the membership of the Committee at any time without cause.

3.	Responsibilities and Duties

In carrying out the purpose set forth in Section 1 above, the Committee shall:

1.

Identify and review candidates for the Board and recommend to the full Board candidates for election to the Board, and from time to time review the process for identifying and evaluating candidates for election to the Board. The Committee may engage consultants or third-party search firms to assist in identifying and evaluating potential nominees.

2.

Review from time to time the appropriate skills and characteristics required of Board members, including such factors as business experience, diversity, and personal skills in technology, finance, marketing, international business, financial reporting and other areas that are expected to contribute to an effective Board.

3.

Establish policies regarding consideration of director candidates recommended by the Company’s stockholders and the procedures to be followed by the stockholders that desire to submit such a recommendation.

4.

Recommend to the Board the membership of each Board committee (including this Committee) and a Chairperson for each committee. The Committee shall review the qualifications of the members of each committee to ensure that each committee has a membership that meets any applicable criteria of the rules and regulations of the SEC and NASDAQ. There is no policy limiting the service on any committee.

5.	Periodically review the Company’s corporate governance policies, including its Code of Ethics and Business Conduct and recommend to the Board modifications to the policies as appropriate.

- 2

6.	Have full access to the Company’s executives as necessary to carry out this responsibility.
7.	Perform any other activities consistent with this Charter, the Company’s Bylaws and governing law as the Committee or the Board deems necessary or appropriate.
8.	Review the Committee Charter from time to time for adequacy and recommend any changes to the Board.
9.	Report to the Board on the major items covered at each Committee meeting.

4.	Committee Meetings

The Committee will meet periodically as necessary to act upon any matter within its jurisdiction. A majority of the total number of members of the Committee shall constitute a quorum at all Committee meetings. All meetings shall be held subject to and in accordance with the Colorado Business Corporation Act. Minutes shall be kept of each meeting of the Committee.

- 3